5401 Kingston Pike, Suite 600
Knoxville, TN 37919

March 13, 2018

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SmartFinancial, Inc.
Registration Statement on Form S-4
Filed February 28, 2018
Amended March 12, 2018
File No. 333-223316

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SmartFinancial, Inc. (the “Company”) respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 14, 2018, or as soon thereafter as is practicable.

Very truly yours,

SmartFinancial, Inc.

/s/ William Y. Carroll, Jr.
William Y. Carroll, Jr.
President and Chief Executive Officer